Exhibit 99.1

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED

JUNE 30, 2021 AND 2020

(unaudited)

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited - expressed in thousands of Canadian dollars)

	Note	June 30 2021	December 31 2020

ASSETS

Current Assets
Cash and cash equivalents		$39,123	$23,742
Accounts and other receivables		4,038	1,883
Inventories	5	1,991	4,243
Prepaid expenses and other		896	1,114
		46,048	30,982
Non-Current Assets
Restricted cash and deposits		2,990	2,932
Promissory note receivable		1,250	1,250
Investments		4,407	4,241
Mineral properties, plant and equipment	6	144,797	119,188
Embedded derivative asset	7, 16	15,956	13,074

Total Assets		$215,448	$171,667

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	8	$12,410	$12,311
Lease liabilities	9	3,272	2,855
Flow-through share premium		1,031	–
Other current liabilities		1,048	220
		17,761	15,386
Non-Current Liabilities
Lease liabilities	9	3,754	4,407
Decommissioning and rehabilitation provision	10	5,203	6,542
Deferred income tax liabilities		1,815	–

Total Liabilities		28,533	26,335

Shareholders' Equity		186,915	145,332

Total Liabilities and Shareholders' Equity		$215,448	$171,667

Commitments	20

APPROVED ON BEHALF OF

THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Elaine Sanders”
(signed)	(signed)
Director	Director

2 The accompanying notes are an integral part of the interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(unaudited - expressed in thousands of Canadian dollars, except per share and share amounts)

		Three months ended June 30		Six months ended June 30
	Note	2021	2020	2021	2020

Revenue
Mining operations	12	$7,501	$–	$10,234	$–
Reclamation management		438	871	1,518	1,438
Total revenue		7,939	871	11,752	1,438

Cost of Sales
Mining operations	13	7,994	–	12,100	–
Reclamation management		412	895	1,185	1,435
Total cost of sales		8,406	895	13,285	1,435

Gross Profit (Loss)
Mining operations		(493)	–	(1,866)	–
Reclamation management		26	(24)	333	3
Total Gross Profit (Loss)		(467)	(24)	(1,533)	3

Expenses
General and administrative expenses	14	2,022	1,526	4,010	3,334
Mine site maintenance		–	1,228	–	2,041
		2,022	2,754	4,010	5,375
Operating Loss		(2,489)	(2,778)	(5,543)	(5,372)

Other Income (Expense)
Gain (loss) on embedded derivative asset	7, 16	(200)	(11,579)	2,808	(3,482)
Gain on sale of net smelter return royalty	15	–	–	4,500	–
Other income and expense		(135)	219	(215)	203

Income (Loss) Before Taxes		(2,824)	(14,138)	1,550	(8,651)

Income Tax Provision (Recovery)
Deferred		(76)	(1,909)	139	(1,139)
Net Income (Loss) from Continuing Operations		(2,748)	(12,229)	1,411	(7,512)

Discontinued Operations
Income net of tax from discontinued operations		–	–	–	7,336
Net Income (Loss)		(2,748)	(12,229)	1,411	(176)

Other Comprehensive Income
Gain on FVTOCI investments, net of tax		1,065	2,399	135	1,830

Total Comprehensive Income (Loss)		$(1,683)	$(9,830)	$1,546	$1,654

Basic and diluted income (loss) per common share
Continuing operations		$(0.02)	$(0.10)	$0.01	$(0.06)
Discontinued operations		$–	$–	$–	$0.06

Weighted average number of common shares outstanding
Basic		144,275,188	124,814,761	142,490,490	122,491,528
Diluted		147,176,034	127,666,118	145,411,743	125,033,231

3 The accompanying notes are an integral part of the interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited - expressed in thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020

Cash flows from (used in) operating activities
Net income (loss) from continuing operations	$(2,748)	$(12,229)	$1,411	$(7,512)
Items not affecting cash from operations:
Reclamation management contract loss provision	(35)	(11)	(75)	(25)
Depreciation and depletion of mineral properties, plant and equipment	1,939	431	2,683	830
Share-based compensation expense	434	518	859	936
Finance costs, foreign exchange and other	152	33	228	(39)
Fair value adjustment on embedded derivative asset	200	11,579	(2,808)	3,482
Portion of embedded derivative asset settled	(74)	–	(74)	–
Unrealized gain on investments	–	(201)	–	(169)
Gain on sale of net smelter return royalty	–	–	(4,500)	–
Deferred income tax provision (recovery)	(76)	(1,909)	139	(1,139)
Changes in non-cash working capital balances related to operations
Accounts and other receivables	(2,175)	424	(2,155)	(1,602)
Inventories	2,049	19	1,852	1
Prepaid expenses and other assets	289	(686)	219	(900)
Deferred revenue	–	(14)	(16)	(82)
Accounts payable, lease and accrued liabilities	692	(777)	(1,796)	385
Cash from (used in) operating activities from continuing operations	647	(2,823)	(4,033)	(5,834)
Cash from operating activities from discontinued operations	–	–	–	417
Cash from (used in) operating activities	647	(2,823)	(4,033)	(5,417)
Cash flows from (used in) from investing activities
Expenditures on mineral properties, plant and equipment	(13,565)	(1,988)	(25,012)	(3,990)
Purchase of investments	–	(256)	–	(256)
Change in restricted cash	–	194	–	(198)
Proceeds from sale of net smelter return royalty	–	–	4,500	–
Proceeds from sale of discontinued operations	–	–	–	12,100
Cash from (used in) investing activities from continuing operations	(13,565)	(2,050)	(20,512)	7,656
Cash used in investing activities from discontinued operations	–	–	–	(40)
Cash from (used in) investing activities	(13,565)	(2,050)	(20,512)	7,616
Cash flows from (used in) financing activities
Proceeds from issuance of shares	28,751	–	40,452	8,626
Issuance costs	(1,646)	7	(2,542)	(856)
Repayment of lease liabilities	(910)	(76)	(1,695)	(147)
Proceeds from exercise of stock options	1,129	433	3,711	839
Cash from financing activities from continuing operations	27,324	364	39,926	8,462
Cash used in financing activities from discontinued operations	–	–	–	(40)
Cash from financing activities	27,324	364	39,926	8,422

Increase (Decrease) in Cash and Cash Equivalents	14,406	(4,509)	15,381	10,621
Change of Cash of Discontinued Operations	–	–	–	337
Cash and Cash Equivalents - Beginning of Period	24,717	22,308	23,742	6,841
Cash and Cash Equivalents - End of Period	$39,123	$17,799	$39,123	$17,799

Supplemental cash flow information (Note 17)

4 The accompanying notes are an integral part of the interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited - expressed in thousands of Canadian dollars)

	Common Shares
	Number of Shares	Amount	Warrants	Share Options, DSU's and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance - December 31, 2020	137,492,168	$270,431	$6,360	$10,401	$19,349	$(161,947)	$738	$145,332
Net income	–	–	–	–	–	1,411	–	1,411
Other comprehensive income	–	–	–	–	–	–	135	135
Share-based compensation expense recognized	–	–	–	1,102	–	–	–	1,102
Equity Offering, net of issuance costs	10,919,220	37,910	–	–	–	–	–	37,910
Flow-through share premium	–	(2,686)	–	–	–	–	–	(2,686)
Exercise of share options	2,246,931	5,615	–	(1,904)	–	–	–	3,711
Share options forfeited or expired	–	–	–	(335)	335	–	–	–
Release of RSU settlement shares	250,004	265	–	(265)	–	–	–	–
Balance - June 30, 2021	150,908,323	$311,535	$6,360	$8,999	$19,684	$(160,536)	$873	$186,915

Balance - December 31, 2019	119,150,667	$229,112	$1,560	$8,645	$19,348	$(130,713)	$(1,282)	$126,670

Net loss	–	–	–	–	–	(176)	–	(176)
Other comprehensive income	–	–	–	–	–	–	1,830	1,830
Share-based compensation expense recognized	–	–	–	1,075	–	–	–	1,075
Equity Offering, net of issuance costs	4,662,675	7,768	–	–	–	–	–	7,768
Exercise of share options	1,006,833	1,244	–	(405)	–	–	–	839
Share options forfeited or expired	–	–	–	(1)	1	–	–	–
Release of RSU settlement shares	256,997	365	–	(365)	–	–	–	–
Balance - June 30, 2020	125,077,172	$238,489	$1,560	$8,949	$19,349	$(130,889)	$548	$138,006

5  The accompanying notes are an integral part of the interim condensed consolidated financial statements

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	DESCRIPTION OF BUSINESS, NATURE OF OPERATIONS AND COVID-19 IMPACTS

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation is principally engaged in the exploration, development, and operation of mineral resource properties. The Corporation’s mineral resource properties are located in the Keno Hill Silver District in the Yukon Territory of Canada.

Alexco is a public company which is listed on the Toronto Stock Exchange and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

COVID-19 Impacts

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The impacts on global commerce have been far-reaching. There is significant ongoing uncertainty surrounding COVID-19 and the extent of the impacts that it may have on the Corporation’s ability to ramp-up and bring its properties to full production. There is also uncertainty related to liquidity if the Corporation or its suppliers or customers are not able to maintain operations. The Corporation notes that COVID-19 pandemic risk remains a risk to ramp-up activities at Keno Hill.

2.	BASIS OF PREPARATION, STATEMENT OF COMPLIANCE AND SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These interim condensed consolidated financial statements follow the same accounting policies and methods of computation as compared with the most recent annual consolidated financial statements, being for the year ended December 31, 2020, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Corporation’s most recent annual consolidated financial statements. These interim condensed consolidated financial statements were approved for issuance by the Board of Directors on August 11, 2021.

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

The following accounting policy has been adopted as a result of commencement of concentrate sales and provision of extraction services. The Corporation also early adopted IAS 16, Property, Plant and Equipment: Proceeds before Intended Use (Note 3). All other significant accounting policies are consistent with those reported in our 2020 annual consolidated financial statements.

Revenue recognition

The Corporation’s sources of mining operations revenue are from the sale of concentrate and from the provision of extraction services. Revenue relating to the sale of concentrate and extraction services is recognized when control of the concentrate is transferred to the customer in an amount that reflects the consideration the Corporation expects to receive. In determining whether the Corporation has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: it has a present right to payment; it has transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; and the customer has legal title to the asset. The Corporation’s performance obligations relate primarily to the delivery of concentrate to its Offtaker and delivery of silver under the silver purchase agreement (“SPA”) with Wheaton Precious Metals Corp. (“Wheaton”).

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Revenue from sale of concentrate under the Corporation’s offtake agreement is recognized at the point when control is transferred to the Offtaker, typically when the concentrate is loaded for transport. The initial sales price is based on the forward market price when the concentrate is loaded. The final sales price is subject to average metals prices during a quotational period, typically one or three months after the date of the concentrate’s arrival at the smelter. When the concentrate is loaded for transport, the Corporation prepares a provisional invoice for 90% of the value of the shipment. Once the quotational period has ended and final weights, assays and settlement prices are known, the Corporation prepares a final invoice for the remaining value of the shipment. If the quotational period for a shipment has not ended prior to period end, the trade receivable is remeasured to fair value by reference to forward market prices with the impact of changes in the forward market prices recognized as a gain or loss presented as a component of revenue on the statement of income or loss. Revenue from the sale of concentrate is recorded net of transportation, treatment and refining charges.

Upon entering into the silver purchase agreement with Wheaton, it was determined that the contract was a partial sale of a mineral interest and a related contract to provide extraction services. Revenue from extraction services is recognized at the point when concentrate has been delivered to the Offtaker, which occurs when the concentrate is loaded for transport. Revenue from extraction services is recognized using a transaction price of US$3.90 per ounce, which is considered the stand-alone selling price of those services at the inception of the contract. The actual cash payment received from Wheaton, which differs from the extraction services revenue recognized, is determined using a payment formula, which is dependent on the spot price of silver at time of delivery and Alexco’s stage in the production period as defined in the Wheaton SPA. The difference between the actual cash payment received and the extraction services revenue recognized represents the portion of the embedded derivative asset that is settled.

Revenue from the sale of concentrate, revenue from extraction services, and changes in fair value of provisionally priced trade receivables are presented as mining operations revenue on the statement of income (loss).

3.	NEW ACCOUNTING STANDARDS

Property, Plant and Equipment - Proceeds before Intended Use

On January 1, 2021, the Corporation early adopted IAS 16, Property, Plant and Equipment: Proceeds before Intended Use, retrospectively to January 1, 2020. The amended standard prohibits deducting from the cost of mineral properties, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. With the adoption of the amended standard, proceeds from sales of concentrate and related costs while bringing the mine in a condition necessary for it to be capable of operating in the manner intended by management are recognized in profit or loss in accordance with applicable standards. The Corporation measures the cost of those items applying the measurement requirements of IAS 2. There was no impact of this adoption on the comparative figures presented for the three and six month periods ended June 30, 2020 or for the year ended December 31, 2020.

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Corporation.

4.	CRITICAL JUDGEMENTS AND MAJOR SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the financial statements requires management to select accounting policies and make judgments and estimates that may have a significant impact on the financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. The significant judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the three and six month periods ended June 30, 2021 are consistent with those applied and disclosed in Note 5 to our audited consolidated financial statements for the year ended December 31, 2020.

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

5.	INVENTORIES
	June 30 2021	December 31 2020
Ore in stockpiles	$293	$2,317
Concentrate	192	231
Materials and supplies	1,506	1,695
	$1,991	$4,243

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT
Cost	Mineral properties	Plant and equipment(i)	Right of use assets	Exploration and evaluation assets	Total

December 31, 2020	$168,847	$45,978	$9,879	$14,668	$239,372
Additions Disposals Lease modifications	25,296 – –	3,137 – –	1,194 (596) 127	-– – –	29,627 (596) 127
Change of estimate in decommission provision	(234)	(216)	–	–	(450)

June 30, 2021	$193,909	$48,899	$10,604	$14,668	$268,080
Accumulated Depreciation

December 31, 2020	$90,856	$27,961	$1,367	$–	$120,184
Depreciation and depletion Disposals Lease modifications	1,837 – –	672 – –	975 (65) (320)	– – –	3,484 (65) (320)

June 30, 2021	$92,693	$28,633	$1,957	$–	$123,283
Net Book Value

December 31, 2020	$77,991	$18,017	$8,512	$14,668	$119,188

June 30, 2021	$101,216	$20,266	$8,647	$14,668	$144,797

(i)	The total cost of plant and equipment as at June 30, 2021 includes construction in progress of $3,853,000.

During the three and six month periods ended June 30, 2021, the Corporation capitalized to mineral properties, plant and equipment depreciation of $378,000 and $1,224,000 (2020 - $77,000 and $160,000), respectively.

7.	EMBEDDED DERIVATIVE ASSET

	June 30 2021	December 31 2020
Embedded derivative asset – Beginning of period	$13,074	$15,160
Portion of embedded derivative asset settled	74	–
Fair value adjustment	2,808	(21,728)
Amendment to Wheaton SPA	–	19,642
Embedded derivative asset – End of period	$15,956	$13,074

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

During the six month period ended June 30, 2021, a portion of the embedded derivative related to the Wheaton SPA was settled. The embedded derivative asset was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the amended production payment under the amended SPA (amended March 29, 2017 and subsequently on August 5, 2020) which varies depending on the silver pricing curve (Note 16). During the six month period ended June 30, 2021, the fair value of the embedded derivative asset related to the Wheaton SPA was estimated using a probability-based dynamic pricing structure resulting in a mark-to-market adjustment of $2,808,000 (2020 - ($3,482,000)).

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
	June 30 2021	December 31 2020
Trade payables	$7,538	$7,666
Accrued liabilities and other	4,872	4,645

	$12,410	$12,311

9.	LEASE LIABILITIES

As at June 30, 2021, the Corporation had $7,026,000 of lease liabilities primarily for mining equipment leases for heavy machinery and equipment related to development and operations at Keno Hill. The weighted average incremental borrowing rate for lease liabilities as at June 30, 2021 was 7.45%.

	June 30 2021	December 31 2020
Lease liabilities – Beginning of period	$7,262	$1,446
Additions Cash flows – Principal payments Non-cash changes – Accretion Disposals	1,201 (1,695) 265 (463)	7,081 (1,246) 292 (311)
Lease modifications	456	–

Lease liabilities – End of period	7,026	7,262
Less: current lease liabilities	3,272	2,855

Non-current lease liabilities	$3,754	$4,407

The Corporation’s undiscounted lease payments consisted of the following:

June 30 2021
2021	$1,871
2022 2023 2024	3,257 1,781 782

$7,691

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	DECOMMISSIONING AND REHABILITATION PROVISION
	June 30 2021	December 31 2020
Decommissioning and rehabilitation provision – Beginning of period	$6,542	$6,202
Increase (decrease) due to re-estimation Accretion expense, included in finance costs	(450) 29	305 35

Decommissioning and rehabilitation provision – End of period	6,121	6,542

Less: current decommissioning and rehabilitation provision	918	–

Non-current decommissioning and rehabilitation provision	$5,203	$6,542

11.	CAPITAL AND RESERVES

Shareholders’ Equity

The Corporation is authorized to issue an unlimited number of common shares without par value.

The following share transactions took place during the six month period ended June 30, 2021:

1.	On January 28, 2021, the Corporation completed an equity financing and issued 2,704,770 flow-through common shares for aggregate gross proceeds of $11,700,666. The flow-through common shares comprise: (i) 2,053,670 flow-through shares with respect to “Canadian exploration expenses” (the “CEE Shares”) priced at $4.48 per CEE Share with a flow-through share premium of $2,356,000 based on the difference between the market value of the common shares and the amount the investors pay for the flow-through shares; and (ii) 651,100 flow-through shares with respect to “Canadian development expenses” (the “CDE Shares”) priced at $3.84 per CDE Share with a flow-through share premium of $330,000 based on the difference between the market value of the common shares and the amount the investors pay for the flow-through shares. The Corporation incurred share issuance costs of $1,094,498.
2.	On June 10, 2021, the Corporation completed an equity financing and issued 8,214,450 common shares at a price of $3.50 per share for aggregate gross proceeds of $28,750,575. This issuance was completed pursuant to a prospectus supplement dated June 7, 2021 to the short form base shelf prospectus of the Company dated November 2, 2020. The Corporation incurred share issuance costs of $1,672,955.
3.	250,004 common shares were issued from treasury on the vesting of restricted share units.
4.	2,246,931 stock options were exercised for proceeds of $3,710,000.

Equity Incentive Plans

The Corporation has three equity incentive plans consisting of a stock option plan (the “Option Plan”), a restricted share unit plan (the “RSU Plan”) and a deferred share unit plan (the “DSU Plan”) (collectively the “Equity Incentive Plans”). Pursuant to the Corporation’s annual general meeting held on June 10, 2021, the 2018 RSU Plan was terminated and the 2021 RSU Plan was approved. It was further approved that the maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 15% of the number of common shares issued and outstanding from time to time, subject to the following requirements for each plan:

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

i.	The Option Plan’s maximum aggregate number of common shares issuable on the exercise of stock options cannot exceed 10% of the number of common shares issued and outstanding;
ii.	The RSU Plan’s maximum aggregate number of common shares to be issued cannot exceed 3% of the number of common shares issued and outstanding; and
iii.	The DSU Plan’s maximum aggregate number of common shares to be issued cannot exceed 2,100,000.

As at June 30, 2021, a total of 7,759,518 stock options, 316,336 RSUs and 528,000 DSUs were outstanding under the Equity Incentive Plans and a total of 7,331,314 stock options, 4,210,913 RSUs and 1,547,000 DSUs remain available for future granting.

Stock Options

Generally, stock options under the Option Plan have a maximum term of five years, vest one-third upon grant and one third on each of the first and second anniversary dates of the grant date. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise

Balance - December 31, 2020	$ 2.17	10,245,934

Stock options granted	-	-
Options exercised	$ 1.65	(2,246,931)
Options forfeited or expired	-	(239,485)

Balance - June 30, 2021	$ 2.30	7,759,518

Balance - December 31, 2019	$ 1.81	10,465,233

Stock options granted	$ 3.07	2,003,200
Options exercised	$ 1.28	(2,217,499)
Options forfeited or expired	$ 0.60	(5,000)

Balance - December 31, 2020	$ 2.17	10,245,934

During the three and six month periods ended June 30, 2021, there were no stock options granted.

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at June 30, 2021 are summarized as follows:

Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$1.27	1,162,500	2.52	$1.27	1,162,500	$1.27
$1.27	325,000	0.52	$1.27	-	$1.27
$1.75	40,000	1.13	$1.75	40,000	$1.75
$1.93	60,000	1.86	$1.93	60,000	$1.93
$2.07	1,223,400	1.58	$2.07	1,223,400	$2.07
$2.07	587,000	1.58	$2.07	-	$2.07
$2.12	90,500	3.79	$2.12	60,333	$2.12
$2.32	790,000	0.59	$2.32	790,000	$2.32
$2.61	1,905,984	3.46	$2.61	1,270,656	$2.61
$3.19	1,525,134	4.46	$3.19	508,378	$3.19
$3.86	50,000	4.19	$3.86	16,667	$3.86

	7,759,518	2.65	$2.30	5,131,934	$2.17

The weighted average share price at the date of exercise for options exercised during the three and six month periods ended June 30, 2021 was $3.36 and $3.65 (2020 - $3.10 and $2.92), respectively.

During the three and six month periods ended June 30, 2021, the Corporation recorded total share-based compensation expense of $362,000 and $784,000 (2020 - $478,000 and $842,000), respectively, which related to stock options, of which $80,000 and $243,000 (2020 - $71,000 and $142,000) was recorded to mineral properties and inventories and $282,000 and $541,000 (2020 - $407,000 and $700,000) has been charged to income.

Restricted Share Units

Generally, RSUs vest one-third upon issuance and one third on each of the first and second anniversary of the issuance date.

The changes in RSUs outstanding are summarized as follows:

Number of shares issued or issuable on vesting

Balance - December 31, 2020	566,340

RSUs granted	-
RSUs vested	(250,004)

Balance - June 30, 2021	316,336

Balance - December 31, 2019	663,670

RSUs granted	345,000
RSUs vested	(442,330)

Balance - December 31, 2020	566,340

During the three and six month periods ended June 30, 2021 and 2020, the Corporation did not grant any RSUs.

The weighted average share price at the date of vesting for RSUs during the six month period ended June 30, 2021 was $4.23 (2020 - $2.76).

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Deferred Share Units

Only directors of the Corporation are eligible for DSUs and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Corporation.

During the three and six month periods ended June 30, 2021 and 2020, the Corporation did not grant any DSUs.

12.	REVENUE

The Corporation recorded revenue for the three and six month periods ended June 30, 2021 and 2020 as follows:

	Three months ended		Six months ended
	2021	2020	2021	2020

Mining operations
Concentrate sales(i)	$ 8,275	$ -	$ 11,851	$ -
Less: silver delivered under the Wheaton SPA	(1,658)	-	(2,372)	-
Extraction services(ii)	240	-	349	-
Revenue from contracts with customers	6,857	-	9,828	-
Change in fair value of provisionally priced trade receivables(iii)	644	-	406	-
	7,501	-	10,234	-

Reclamation management	438	871	1,518	1,438

	$ 7,939	$ 871	$ 11,752	$ 1,438

(i) Concentrate sales revenue represents the sale of all concentrate produced at Keno Hill to the Offtaker under the Corporation’s offtake agreement, prior to the 25% of silver production that is delivered to Wheaton under the Wheaton SPA. Concentrate sales revenue is recorded net of transportation costs.

(ii) Extraction services revenue represents revenue earned from the mining of silver that is delivered to Wheaton under the Wheaton SPA. The actual cash payment from Wheaton, which differs from the extraction services revenue recognized, is determined using a payment formula, which is dependent on the spot price of silver at time of delivery and Alexco’s stage in the production period as defined in the Wheaton SPA (Note 7).

(iii) Change in fair value of provisionally priced trade receivables is attributable to changes in forward metals prices and represents the change in metals prices from the date of revenue recognition to the date of final settlement.

13.	COST OF SALES

The Corporation recorded cost of sales for the three and six month periods ended June 30, 2021 and 2020 as follows:

	Three months ended			Six months ended
	2021	2020	2021	2020

Mining operations
Production costs	$ 4,406	$ -	$ 8,790	$ -
Depreciation and depletion	1,115	-	2,087	-
Site share-based compensation	25	-	75	-
Change in inventories	2,448	-	1,148	-
	7,994	-	12,100	-

Reclamation management	412	895	1,185	1,435

	$ 8,406	$ 895	$ 13,285	$ 1,435

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE OF EXPENSE

The Corporation recorded general and administrative expenses for the three and six month periods ended June 30, 2021 and 2020:

Corporate	Three months ended		Six months ended
	2021	2020	2021	2020

Depreciation of plant and equipment and ROU assets	$ 73	$ 73	$ 146	$ 149
Business development, investor relations and travel	93	191	196	281
Office and administration	272	140	614	286
Professional and regulatory	333	202	684	658
Salaries and contractors	860	537	1,589	1,176
Share-based compensation	391	383	781	784

	$ 2,022	$ 1,526	$ 4,010	$ 3,334

15.	GAIN ON SALE OF NET SMELTER RETURN ROYALTY

On January 4, 2021, the Corporation sold its net smelter return royalty in Golden Predator Exploration Ltd.’s Brewery Creek Project for total cash consideration of $4,500,000 resulting in a gain on sale of $4,500,000.

16.	FINANCIAL INSTRUMENTS

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	June 30 2021	December 31 2020

Fair value through profit or loss:
Embedded derivative asset	Level 3	$15,956	$13,074
Provisionally priced trade receivables	Level 2	1,524	–

Fair value through other comprehensive loss:
Investments in marketable securities	Level 1	$4,407	$4,241
		$21,887	$17,315

During the six month period ended June 30, 2021, the fair value of the embedded derivative asset related to the Wheaton SPA was estimated using a probability-based dynamic pricing structure resulting in a mark-to-market adjustment of $2,808,000 (2020 - $(3,482,000)). The model relies upon inputs from the current mine plan less payable ounces already delivered. The model is updated quarterly for the Corporation’s credit spread, Wheaton’s credit spread, risk-free yield curve, silver price forward curve, historical silver price volatility, mineral reserves and resources and the production profile. Payments from Wheaton are inversely related to the silver price; if, for example, silver prices were to decline from the current spot and forward prices as at June 30, 2021 by 10% per ounce and all other assumptions remained the same, the approximate derivative asset value would be $21,041,000. Similarly, if silver prices were to increase from the current spot and forward prices as at June 30, 2021 by 10% per ounce and all other assumptions remained the same, the approximate derivative asset value would be $12,829,000.

Provisionally priced trade receivables consist of amounts receivable under the Corporation’s offtake agreement. Changes in the fair value of these receivables are recorded as other revenue within mining operations revenue at each period end using quoted forward metals prices obtained from futures exchanges.

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Investments in marketable securities consist of investments in publicly traded companies. Changes in the fair value of these investments are recorded through other comprehensive income (FVTOCI) using quoted prices obtained from securities exchanges.

The carrying amounts of all of the Corporation’s other financial assets and liabilities, carried at amortized cost, approximate their fair values due to their short-term nature.

17.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information with respect to the three and six month periods ended June 30, 2021 and 2020 is summarized as follows:

	Three months ended		Six months ended
	2021	2020	2021	2020

Operating Cash Flows Arising from Interest and Taxes
Interest received	$ 15	$ 13	$ 26	$ 45

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties, plant and equipment	$ 111	$ 71	$ 254	$ 142
Capitalization of depreciation to mineral properties, plant and equipment	$ 666	$ 77	$ 1,224	$ 160
Capitalization of re-estimation of decommissioning and rehabilitation provision	$ (174)	$ 168	$ (450)	$ 472
Increase (decrease) in non-cash working capital related to:
Mineral properties, plant and equipment	$ (1,039)	$ 285	$ (1,892)	$ 488

18.	SEGMENTED INFORMATION

The Corporation had two operating segments during the three and six month periods ended June 30, 2021 and 2020. The first operating segment is mining operations, which includes the production of silver, lead and zinc concentrates, underground mining development, and exploration and evaluation activities. The second operating segment is reclamation management services, which is focused on the clean up of historical liabilities of the Keno Hill Silver District through ERDC under a contract with the Federal Government of Canada. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and Other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities. Operating results are reviewed by the chief operating decision maker, Alexco’s Chief Executive Officer, with respect to resource allocation and for which discrete financial information is available.

Segmented information as at and for the three and six month periods ended June 30, 2021 and 2020 is summarized as follows:

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the three month period ended June 30, 2021	Mining Operations	Reclamation Management	Corporate and Other	Total

Revenue	$ 7,501	$ 438	$ -	$ 7,939

Cost of sales	7,994	412	-	8,406
Depreciation and amortization	-	-	73	73
Share-based compensation	-	-	392	392
Other G&A expenses	-	-	1,557	1,557
Loss on embedded derivative asset	200	-	-	200
Other (income) loss	99	-	36	135

Segment income (loss) before taxes	$ (792)	$ 26	$ (2,058)	$ (2,824)

Total assets	$ 167,059	$ 1,357	$ 47,032	$ 215,448
Total liabilities	$ 25,324	$ 129	$ 3,080	$ 28,533

As at and for the three month period ended June 30, 2020	Mining Operations	Reclamation Management	Corporate and Other	Total

Revenue	$ -	$ 871	$ -	$ 871

Cost of sales	-	895	-	895
Depreciation and amortization	340	-	73	413
Share-based compensation	-	-	383	383
Other G&A expenses	-	-	1,066	1,066
Mine site maintenance	888	-	-	888
Loss on embedded derivative asset	11,579	-	-	11,579
Other (income) loss	(3)	-	(212)	(215)

Segment income before taxes	$ (12,804)	$ (24)	$ (1,310)	$ (14,138)

Total assets	$ 126,069	$ 613	$ 25,518	$ 152,200
Total liabilities	$ 11,904	$ 83	$ 2,207	$ 14,194

ALEXCO RESOURCE CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(unaudited - figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the six month period ended June 30, 2021	Mining Operations	Reclamation Management	Corporate and Other	Total

Revenue	$ 10,234	$ 1,518	$ -	$ 11,752

Cost of sales	12,100	1,185	-	13,285
Depreciation and amortization	-	-	146	146
Share-based compensation	-	-	781	781
Other G&A expenses Gain on sale of net smelter royalty	2 -	- -	3,081 (4,500)	3,083 (4,500)
Gain on embedded derivative asset	(2,808)	-	-	(2,808)
Other (income) loss	220	-	(5)	215

Segment income (loss) before taxes	$ 720	$ 333	$ 497	$ 1,550

Total assets	$ 167,059	$ 1,357	$ 47,032	$ 215,448
Total liabilities	$ 25,324	$ 129	$ 3,080	$ 28,533

As at and for the six month period ended June 30, 2020	Mining Operations	Reclamation Management	Corporate and Other	Total

Revenue	$ -	$ 1,438	$ -	$ 1,438

Cost of sales	-	1,435	-	1,435
Depreciation and amortization	670	-	149	819
Share-based compensation	-	-	784	784
Other G&A expenses	-	-	2,418	2,418
Mine site maintenance	1,371	-	-	1,371
Loss on embedded derivative asset	3,482	-	-	3,482
Other (income) loss	7	-	(227)	(220)

Segment income (loss) before taxes	$ (5,530)	$ 3	$ (3,124)	$ (8,651)

Total assets	$ 126,069	$ 613	$ 25,518	$ 152,200
Total liabilities	$ 11,904	$ 83	$ 2,207	$ 14,194

19.	KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Corporation for the three and six month periods ended June 30, 2021 and 2020 was as follows:

	Three months ended		Six months ended
	2021	2020	2021	2020
Salaries and other short-term benefits	$426	$466	$1,151	$1,300
Share-based compensation	$362	$348	$722	$711

Total key management compensation	$788	$814	$1,873	$2,011

20.	COMMITMENTS

As at June 30, 2021, the Corporation’s contractual obligations are as follows:

(a)	The Corporation’s commitments totaled $548,000 and relate to agreements with contractors at Keno Hill.

(b)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable Canadian exploration expenses totaling $4,022,000 by December 31, 2022.